

(b. 1929)

Yayoi Kusama

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The Painting

An identically-scaled Pumpkin sold for $1.6 million at auction in May 2023, signaling the potential heights our $924k offering could reach long-term.

Initial Offering Price	$924,000
Offering Circular	sec.gov
Deal Sheet	Download

Fundamentals

Top Artist: Yayoi Kusama is the #1 selling female artist in history at auction through 2024 sales.

$1B Career Sales: Kusama has a significant track record at auction, with 32 years of history and more than $1 billion in total career sales

2 Exits: Kusama has had 2 exits on Masterworks, delivering net annualized returns of 17.6% (1067 days held) and 13.4% net annualized returns (801 days held) to more than 1,000 total investors. Past performance not indicative of future returns.

Desirable Style: The Artwork is one of Kusama's Yellow Pumpkin paintings. An identically-scaled Pumpkin painting sold for $1.6 million at auction in May 2023.

Global Museum Reach: Kusama just premiered her largest-ever retrospective in Australia, and is set to open another major retrospective in Europe, a signal of consistent global interest in her work.

Consistent Appreciation: Kusama works have historically appreciated 94% of the time they've returned to auction. 186 repeat sales, across three decades of auction history ('98-'24), according to our data.

Attractive Risk-Adjusted Appreciation: Kusama's Sharpe Ratio is 1.07 ('97-'24), while the S&P is .50, Bonds are .42, and Real Estate is .28 over the same time period. Consistent Median Appreciation: 21% median appreciation rate on 186 repeat sales between '98 and '24.

Major Institutional Collectors: Kusama's work is permanently collected by major museums like: the Guggenheim Museum, Whitney Museum, the MoMA, Tate, LACMA, and more. Previous Masterworks exits featuring artwork by Yayoi Kusama and top yellow pumpkin auction records not included in set of similar sales to live offering (Masterworks 485).

Sharpe Ratio figures for illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations.

Museum affiliation with artists is not an endorsement of Masterworks.

For further disclaimers, see Important Disclosures at masterworks.com/cd.

Speculative

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Speculative based on scoring in Masterworks internal Artist Market Rating Profiles.

Financials

Price Appreciation of Similar Works

28.2%



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YAYOI

KUSAMA

b. 1929, JAPAN



Acrylic on canvas | 10 × 13 in.

Yayoi Kusama is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

$924,000

INITIAL OFFERING

28.3% ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]	▲1.07 SHARPE RATIO[3]
23.4% ANNUAL GROWTH OF RECORD PRICE[4]	20.7% MEDIAN REPEAT SALE PAIR APPRECIATION[5]

The Artwork is a prime, small-scale example from Yayoi Kusama's Pumpkins series. Yayoi Kusama introduced the pumpkin motif in her work in 1946 when she exhibited Kabocha (Pumpkin) in a traveling exposition in Japan. Kusama reintroduced pumpkins into her work in the 1980s and has continued to incorporate them in paintings, drawings, prints, and large scale public installations. Kusama's interest in pumpkins can be traced back to her childhood in pre-war Japan, where her family owned a plant nursery that farmed kabocha squash. She explains her attraction to pumpkins in her autobiography, writing, "I was enchanted by their charming and winsome form. What appealed to me most was the pumpkin's generous unpretentiousness. That and its solid spiritual balance." Artworks from Yayoi Kusama's Pumpkin series range in scale, with some examples measuring under ten inches in height and width to over fifty inches in height and width. The Artwork is a small-scale, horizontal painting on canvas of a rotund yellow and black spotted pumpkin centrally placed against a black and yellow net background. Yayoi Kusama's Pumpkins are among the most commercially desirable examples within her practice. Four of the artist's top ten record prices for paintings achieved at auction are yellow Pumpkins, featuring differences in scale and period. With qualitative distinctions, yellow is the most commercially desirable color palette for Pumpkins by Yayoi Kusama, making up seven of the top ten results for Pumpkin paintings at auction. Auction records for artworks similar in scale, style, and period are led by Pumpkin (2005), which sold for $1,632,210 (HKD 12,777,500) at Christie's Hong Kong on May 29, 2023, Pumpkin [TOWSSO] (2006), which sold for $1,110,539 (£831,600) at Christie's London on March 2, 2022, and Pumpkin (1997), which sold for $1,016,600 at SBI Art Auction Co., Ltd., Tokyo, on March 9, 2024.

Yayoi Kusama is represented by David Zwirner, OTA Fine Arts, and Victoria Miro Gallery. She has been the subject of several large-scale survey exhibitions and retrospectives, including a retrospective from 1998 to 1999, which traveled to the Los Angeles County Museum of Art, the Museum of Modern Art in New York, the Walker Arts Center in Minneapolis, and the Museum of Contemporary Art in Tokyo; a retrospective from 2011 to 2012, which traveled to the Museo Nacional Centro de Arte Reina Sofía in Madrid, the Centre Georges Pompidou in Paris, the Tate Modern in London, and the Whitney Museum of American Art in New York; a survey of Infinity Mirrors from 2017 to 2019, which traveled to the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Seattle Art Museum, The Broad in Los Angeles, the Art Gallery of Ontario in Toronto, The Cleveland Museum of Art in Ohio, and the High Museum of Art in Atlanta; and a retrospective from 2021 to 2022, which traveled to the Gropius Bau in Berlin and the Tel Aviv Museum of Art in 2022. In 2024, the National Gallery of Victoria opened the largest exhibition of Kusama's work in Australia with nearly 200 works. In the fall of 2025, she will open another major retrospective at Fondation Beyeler in Switzerland, which will travel to Museum Ludwig in Cologne and the Stedelijk Museum in Amsterdam. The artist's work is also held in prestigious public collections around the world, including the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Tate Modern in London, and the artist's eponymous museum in Tokyo, among many others.

THE ARTIST'S AUCTION RECORDS ARE LED BY UNTITLED (NETS) (1959), WHICH SOLD FOR $10,496,000 AT PHILLIPS NEW YORK ON MAY 18, 2022, FOLLOWED BY A FLOWER (2014), WHICH SOLD FOR $10,019,688 (HKD 78,125,000) AT CHRISTIE'S HONG KONG ON NOVEMBER 28, 2023, AND INTERMINABLE NET #4 (1959), WHICH SOLD FOR $7,953,215 (HKD 62,433,000) AT SOTHEBY'S HONG KONG ON APRIL 1, 2019.

Yayoi Kusama's commercial market reflects her cultural influence. She is counted among the most expensive living women artists at auction with over $1 billion in total career sales. In 2024, she ranked as the top selling woman artist in the world and 7th overall based on auction turnover, according to Artprice. Between March 1998 and June 2024, her works appreciated 94% of the time they returned to auction. The artist's auction records are led by Untitled (Nets) (1959), which sold for $10,496,000 at Phillips New York on May 18, 2022, followed by A Flower (2014), which sold for $10,019,688 (HKD 78,125,000) at Christie's Hong Kong on November 28, 2023, and Interminable Net #4 (1959), which sold for $7,953,215 (HKD 62,433,000) at Sotheby's Hong Kong on April 1, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


5398
17737
26941
38818
121493
34950
37776
36025
59375
60218
80173
106250
289218
161000
120937
199210
307671
366137
341584
523176
350414
408037
387380
318639
1110538
898264
889812
1632210
1016600
1/1/2005
1/1/2010
1/1/2015
1/1/2020

Yayoi Kusama (b. March 22, 1929, Japan) is widely considered one of the most important living artists, admired for her immersive paintings, installations, and sculptures that explore her obsession with polka dots. Kusama grew up in an abusive household, and painting quickly became her mode of escape from an unwelcome reality at a young age. Despite her family's disapproval, she graduated from the Kyoto City University of Arts in 1949, where she studied the traditional Japanese painting style known as nihonga. Her productive painting practice quickly garnered the attention of Japanese galleries, and she held her first solo exhibition in 1952. In 1957, she moved to New York to pursue her interest in American Abstract Expressionism. She enrolled in the Art Students League and actively participated in the avant-garde art and the feminist, anti-war counterculture scenes, organizing a series of provocative happenings. Kusama also frequently exhibited alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. She has explored various media throughout her career, including performance, painting, sculpture, and immersive installations. Drawing from her lifelong struggle with mental illness, she imbues her work with themes of sex, food, death, and her repeating motif of the polka dot. During her two decades in New York, Kusama created some of her most significant artworks, including her Infinity Nets series, Accumulations series, and her first Infinity Mirror Room. She exhibited her installation Narcissus Garden (1966) at the 33rd Venice Biennale with the support of Lucio Fontana in 1966, and she officially represented Japan at the 45th Venice Biennale in 1993. In 1973, her mental health worsened, and she returned to Japan. In 1977, she checked herself into the psychiatric facility Seiwa Hospital. This transition did not impede her artistic practice, which has continued to reach new heights of success. Kusama has received numerous honors and awards for her contributions to art history, including the Ordre des Arts et des Lettres of France in 2003 and Japan's Order of the Rising Sun and the Praemium Imperiale in 2006. In addition to her institutional success, Kusama has collaborated with luxury brands, including Louis Vuitton and Veuve Clicquot, further contributing to her broader recognition. Kusama continues to live in the psychiatric facility as a permanent resident, working out of a nearby studio.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: Yellow pumpkins on canvas that measure between 8 inches and 10 inches in height and between 10 inches 14 inches in width. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Yayoi Kusama has a risk-adjusted appreciation of 1.07. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Yayoi Kusama have a record price compound annual growth rate ("CAGR") of 23.4% from October 9, 1992 to December 31, 2024. This calculation is based on (i) a record price of $10,000 on October 9, 1992, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $8,800,000, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Yayoi Kusama is 20.7%, which is based on 186 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Yayoi Kusama was March 11, 1998 and ending on the last date a repeat sale occurred for such artist, which in the case of Yayoi Kusama was November 26, 2024. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

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